Exhibit 99.1



Press Release

DENVER, CO – April 24, 2017   Contact: Chris Van Ens
                                                                    Phone: 720.348.7762

UDR ANNOUNCES FIRST QUARTER 2017 RESULTS

UDR (the "Company") First Quarter 2017 Highlights:

- Net income per share was $0.09, Funds from Operations ("FFO") per share was $0.45, FFO as Adjusted per share was $0.45, and Adjusted Funds from Operations ("AFFO") per share was $0.43.
- Net income attributable to common stockholders was $25.0 million as compared to $9.5 million in the prior year period. The year-over-year increase was primarily due to higher revenues and a gain upon consolidation of CityLine.
- Year-over-year same-store ("SS") revenue, expense and net operating income ("NOI") growth for the quarter were 4.6 percent, 3.8 percent and 4.9 percent, respectively.
- The UDR/MetLife Joint Venture completed the construction of Residences on Jamboree, a $125.0 million, 381-home community located in Irvine, CA.
- Exercised fixed-price purchase option to acquire CityLine, a 244-home West Coast Development Joint Venture community located in suburban Seattle, for $86.5 million.
- Expanded West Coast Development Joint Venture relationship through a $15.5 million investment in CityLine II, a 155-home development community located adjacent to the recently acquired CityLine in suburban Seattle.
- Prepaid approximately $98.3 million of indebtedness at a rate of L+189 basis points, the majority of which was originally scheduled to mature in July, 2023.
- Reaffirmed full-year 2017 earnings and same-store guidance ranges.

	Q1 2017	Q1 2016
Net income per common share, diluted	**$0.09**	**$0.04**
Conversion from GAAP share count	(0.009)	(0.003)
Net gain on the sale of depreciable real estate owned	(0.043)	(0.005)
Depreciation and amortization	0.400	0.396
Noncontrolling interests and preferred dividends	0.011	0.007
FFO per common share and unit, diluted	**$0.45**	**$0.43**
Cost/(benefit) associated with debt extinguishment, other	0.005	-
Long-term incentive plan transition costs	-	0.001
Net gain on the sale of non-depreciable real estate owned	(0.005)	(0.006)
Casualty-related (recoveries)/charges, including JVs, net	(0.001)	0.004
FFO as Adjusted per common share and unit, diluted	**$0.45**	**$0.43**
Recurring capital expenditures	(0.023)	(0.024)
AFFO per common share and unit, diluted	**$0.43**	**$0.41**

A reconciliation of FFO, FFO as Adjusted and AFFO to GAAP Net income attributable to common stockholders can be found on Attachment 2 of the Company's first quarter Supplemental Financial Information.

Operations

Total revenue increased by $9.0 million or 3.8 percent, to $243.8 million for the first quarter. This increase was primarily due to growth in revenue from same-store communities and stabilized, non-mature communities.

Same-store NOI increased 4.9 percent year-over-year in the first quarter of 2017 and was driven by same-store revenue growth of 4.6 percent against a 3.8 percent increase in same-store expenses. Same-store physical occupancy was 96.8 percent as compared to 96.3 percent in the prior year period. The first quarter annualized rate of turnover was 40.8 percent representing a 100 basis point decrease year-over-year.

Summary of Same-Store Results First Quarter 2017 versus First Quarter 2016

Region	Revenue Growth	Expense Growth/ (Decline)	NOI Growth	% of Same-Store Portfolio[1]	Same-Store Occupancy[2]	Number of Same-Store Homes[3]
West	4.9%	5.5%	4.7%	40.9%	96.3%	11,961
Mid-Atlantic	3.9%	(3.8)%	7.7%	24.0%	97.0%	9,629
Northeast	4.0%	9.1%	2.1%	17.7%	97.1%	3,493
Southeast	5.6%	7.9%	4.6%	13.0%	96.8%	7,683
Southwest	5.5%	5.5%	5.5%	4.4%	97.3%	2,923
Total	**4.6%**	**3.8%**	**4.9%**	**100.0%**	**96.8%**	**35,689**

[1] Based on Q1 2017 NOI.
[2] Weighted average same-store occupancy for the quarter.
[3] During the first quarter, 35,689 apartment homes, or approximately 90 percent of 39,698 total consolidated apartment homes (versus 50,062 apartment homes inclusive of joint ventures, preferred equity investments and development pipeline homes upon completion), were classified as same-store. The Company defines QTD SS Communities as those communities stabilized for five full consecutive quarters. These communities were owned and had stabilized occupancy and operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Sequential same-store NOI increased by 1.2 percent in the first quarter of 2017 on same-store revenue growth of 1.4 percent and same-store expense growth of 1.7 percent.

Development and Redevelopment Activity

At the end of the first quarter, the Company's development pipeline totaled $1.1 billion. The $1.1 billion consisted of $279.3 million of completed, non-stabilized development projects and $850.6 million of under-construction development projects. The $850.6 million of under-construction development projects are scheduled to be delivered over the next three years, with $49.6 million in 2017, $434.5 million in 2018 and the balance in 2019. The development pipeline is currently expected to produce a weighted average spread between stabilized development yields and current market cap rates at the upper end of the Company's 150 to 200 basis point targeted range.

In addition, the Company had preferred equity and participating loan investments totaling $353.9 million. 100 percent of the Company's equity commitments in these projects has been funded. The $353.9 million consisted of $208.3 million of completed, stabilized developments, $60.9 million of completed, non-stabilized developments and $84.7 million under-construction development.

During the quarter, the UDR/MetLife Joint Venture completed construction on Residences on Jamboree, a 381-home community located in Irvine, CA with an estimated cost to construct of $125.0 million at 100 percent.

Wholly-Owned Transactional Activity

During the quarter, the Company sold Hanover Village, a wholly-owned parcel of land located in Mechanicsville, VA for total proceeds of $3.5 million.

Joint Venture Transactional Activity

As previously announced, the Company exercised its fixed price purchase option to acquire CityLine, a 244-home West Coast Development Joint Venture community located in suburban Seattle. The Company's total investment in CityLine was $86.5 million. The community was acquired at a 5.3 percent cash flow cap rate after management fees, had an average monthly revenue per occupied home of $2,018 at the time of acquisition and further differentiates the Company's Seattle area product.

During the quarter, the Company expanded its West Coast Development Joint Venture relationship through a $15.5 million investment in CityLine II, a 155-home development property located adjacent to CityLine in suburban Seattle. The Company has a 49 percent ownership interest in CityLine II and the terms of the investment are identical to previous investments in the West Coast Development Joint Venture. The Company will receive a 6.5 percent preferred return on its equity investment until stabilization of the community, at which time the Company will share in the community's earnings at its pro-rata interest. The Company also has a fixed-price purchase option to acquire the property one year after completion.

Capital Markets

As previously announced, the Company established a $500.0 million unsecured commercial paper program (the "Program") in the United States during the quarter. Under the Program, the Company may issue, from time to time, commercial paper notes up to a maximum aggregate amount outstanding of $500.0 million. Standard and Poor's and Moody's Investor Service have assigned ratings of A-2 and P-2, respectively. Proceeds will be used for general corporate purposes. As of quarter end, $220.0 million of commercial paper was outstanding on the Program at a weighted average rate of 1.24 percent.

During the quarter, the Company prepaid approximately $98.3 million of debt at a rate of L+189 basis points, the majority of which was originally scheduled to mature in July, 2023. The Company incurred a 1.0 percent prepayment penalty.

Balance Sheet

At March 31, 2017, the Company had approximately $920 million in availability through a combination of cash and undrawn capacity on its credit facilities.

The Company's total indebtedness at March 31, 2017 was $3.5 billion. The Company ended the quarter with fixed-rate debt representing 84.0 percent of its total debt, a total blended interest rate of 3.67 percent and a weighted average maturity of 4.6 years. The Company's leverage was 32.9 percent versus 33.0 percent a year ago, its net debt-to-EBITDA was flat year-over-year at 5.4x and its fixed charge coverage ratio was 4.8x versus 4.4x a year ago.

Dividend

As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the first quarter of 2017 in the amount of $0.31 per share. The dividend will be paid in cash on May 1, 2017 to UDR common stock shareholders of record as of April 10, 2017. The first quarter 2017 dividend will represent the 178th consecutive quarterly dividend paid by the Company on its common stock.

On an annualized declared basis, the Company's $1.24 per share 2017 dividend represents a 5 percent increase versus 2016.

Outlook

For the second quarter of 2017, the Company has established the following earnings guidance ranges:

Net income per share	$0.08 to $0.09
FFO per share	$0.45 to $0.47
FFO as Adjusted per share	$0.45 to $0.47
AFFO per share	$0.41 to $0.43

For the full-year 2017, the Company has reaffirmed its previously provided earnings guidance ranges:

Net income per share	$0.31 to $0.36
FFO per share	$1.83 to $1.87
FFO as Adjusted per share	$1.83 to $1.87
AFFO per share	$1.68 to $1.72

For the full-year 2017, the Company has reaffirmed its previously provided same-store growth guidance ranges:

Revenue	3.00% to 4.00%
Expense	2.50% to 3.50%
Net operating income	3.25% to 4.25%

Additional assumptions for the Company's second quarter and full-year 2017 guidance can be found on Attachment 15 of the Company's first quarter Supplemental Financial Information. A reconciliation of FFO per share, FFO as Adjusted per share and AFFO per share to GAAP Net income per share can be found on Attachment 16(D) of the Company's first quarter Supplemental Financial Information. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 16(A) through 16(D), "Definitions and Reconciliations," of the Company's first quarter Supplemental Financial Information.

Supplemental Information

The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which is available on the Company's website at ir.udr.com.

Conference Call and Webcast Information

UDR will host a webcast and conference call at 1:00 p.m. Eastern Time on April 25, 2017 to discuss first quarter results. The webcast will be available on UDR's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software.

To participate in the teleconference dial 877-705-6003 for domestic and 201-493-6725 for international. A passcode is not necessary.

A replay of the conference call will be available through May 25, 2017, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13658277, when prompted for the passcode.

A replay of the call will be available for 30 days on UDR's website at ir.udr.com.

Full Text of the Earnings Report and Supplemental Data

Internet -- The full text of the earnings report and Supplemental Financial Information will be available on the Company's website at ir.udr.com.

Mail -- For those without Internet access, the first quarter 2017 earnings report and Supplemental Financial Information will be available by mail or fax, on request. To receive a copy, please call UDR Investor Relations at 720-348-7762.

Forward Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, unfavorable changes in the apartment market, changing economic conditions, the impact of inflation/deflation on rental rates and property operating expenses, expectations concerning availability of capital and the stabilization of the capital markets, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule, expectations on job growth, home affordability and demand/supply ratio for multifamily housing, expectations concerning development and redevelopment activities, expectations on occupancy levels and rental rates, expectations concerning the joint ventures with third parties, expectations that automation will help grow net operating income, expectations on annualized net operating income and other risk factors discussed in documents filed by the Company with the Securities and Exchange Commission from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE:UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate properties in targeted U.S. markets. As of March 31, 2017, UDR owned or had an ownership position in 50,062 apartment homes including 3,233 homes under development or in preferred equity investments. For over 45 years, UDR has delivered long-term value to shareholders, the best standard of service to residents and the highest quality experience for associates. Additional information can be found on the Company's website at ir.udr.com.